

Mail Stop 3720

November 23, 2010

Mr. Robert D. Marcus
Chief Financial Officer
Time Warner Cable, Inc.
60 Columbus Circle
New York, NY 10023

      RE: Time Warner Cable, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed February 19, 2010

              Form 10-Q for Fiscal Quarter Ended September 30, 2010
              File No. 1-33335

Dear Mr. Marcus:

We have reviewed your response letter dated October 19, 2010 and your filings and have the following comments. As noted in our letter dated April 15, 2010, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

1. Please tell us if you performed any quantitative analysis to support your assessment that the application of a higher adjusted discount rate to the cash flows of the cable franchise rights properly reflects the value of goodwill.

Please file all correspondence over EDGAR. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director